UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 28, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 1Q17 UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

First quarter 2017

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss SRB framework as of 31 March 2017.

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2016, which is available under “Annual reporting” at www.ubs.com/investors.

Capital instruments and TLAC-eligible senior unsecured debt¹
CHF million, except where indicated					Swiss SRB incl. transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
					Going concern	Gone concern	Going concern	Gone concern
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.17	Amount recognized in regulatory capital as of 31.3.17	Amount eligible for the gone concern requirement as of 31.3.17	Amount recognized in regulatory capital as of 31.3.17	Amount eligible for the gone concern requirement as of 31.3.17	Maturity date	Optional call date
Additional tier 1 capital
1	UBS Group AG, Switzerland	CH0271428317	19.02.15	USD 1,250	1,243		1,243		Perpetual	19.02.20
2	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.14	CHF 456	456		456		Perpetual	01.03.20
3	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.15	CHF 507	507		507		Perpetual	01.03.21
4	UBS Group AG, Switzerland	CH0317921697	21.03.16	USD 1,500	1,462		1,462		Perpetual	22.03.21
5	UBS Group AG, Switzerland	CH0331455318	10.08.16	USD 1,100	1,058		1,058		Perpetual	10.08.21
6	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.16	CHF 399	399		399		Perpetual	01.03.22
7	UBS Group AG, Switzerland	CH0286864027	07.08.15	USD 1,575	1,567		1,567		Perpetual	07.08.25
Total high-trigger loss-absorbing additional tier 1 capital					6,692		6,692
1	UBS Group AG, Switzerland	CH0271428309	19.02.15	EUR 1,000	1,078		1,078		Perpetual	19.02.22
2	UBS Group AG, Switzerland	CH0271428333	19.02.15	USD 1,250	1,235		1,235		Perpetual	19.02.25
Total low-trigger loss-absorbing additional tier 1 capital³					2,313		2,313
Total additional tier 1 capital					9,005		9,005

Non-Basel III-compliant tier 1 capital⁴
1	UBS Capital Securities (Jersey) Ltd	XS0336744650	21.12.07	EUR 600		641		641	Perpetual	21.12.17
Total non-Basel III-compliant tier 1 capital						641		641

Tier 2 capital
1	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.12	CHF 417	417			0	01.03.18
2	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.13	CHF 461	461			230	01.03.19
Total high-trigger loss-absorbing tier 2 capital⁵					878			230
1	UBS AG, Switzerland, Stamford branch	US90261AAB89	17.08.12	USD 2,000	1,951			1,951	17.08.22
2	UBS AG, Switzerland	CH0214139930	22.05.13	USD 1,500	1,491			1,491	22.05.23	22.05.18
3	UBS AG, Switzerland	CH0244100266	15.05.14	USD 2,500	2,562			2,562	15.05.24
4	UBS AG, Switzerland	CH0236733827	13.02.14	EUR 2,000	2,234			2,234	12.02.26	12.02.21
Total low-trigger loss-absorbing tier 2 capital⁵					8,238			8,238
1	UBS AG, Switzerland, New York branch	US87083KAM45	20.06.97	USD 220		0		0	15.06.17
2	UBS AG, Switzerland	CH0035789210	27.12.07	CHF 192		0		0	27.12.17
3	UBS AG, Switzerland, Jersey branch	XS0331313055	19.11.07	GBP 130		163		163	19.11.24	19.11.19
4	UBS AG, Switzerland, New York branch	US870836AC77	21.07.95	USD 251		251		251	15.07.25
5	UBS AG, Switzerland, Jersey branch	XS0062270581	18.12.95	GBP 61		74		74	18.12.25
6	UBS AG, Switzerland, New York branch	US870845AC84	03.09.96	USD 218		199		199	01.09.26
Total non-Basel III-compliant tier 2 capital⁴						688		688
Total tier 2 capital					9,116	688		9,156

Capital instruments and TLAC-eligible senior unsecured debt (continued)¹
CHF million, except where indicated					Swiss SRB incl. transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
					Going concern	Gone concern	Going concern	Gone concern
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.17	Amount recognized in regulatory capital as of 31.3.17	Amount eligible for the gone concern requirement as of 31.3.17	Amount recognized in regulatory capital as of 31.3.17	Amount eligible for the gone concern requirement as of 31.3.17	Maturity date	Optional call date
TLAC-eligible senior unsecured debt
1	UBS Group Funding (Jersey) Limited - Jersey	144A: US90351DAA54 RegS: USG91703AA90	24.09.15	USD 1,500		1,478		1,478	24.09.20
2	UBS Group Funding (Jersey) Limited - Jersey	144A: US90351DAC11 RegS: USG91703AC56	24.09.15	USD 300		300		300	24.09.20
3	UBS Group Funding (Jersey) Limited - Jersey	144A: US90351DAE76 RegS: USG91703AJ00	05.04.16	USD 1,000		977		977	14.04.21
4	UBS Group Funding (Jersey) Limited - Jersey	144A: US90351DAD93 RegS: USG91703AH44	05.04.16	USD 2,000		1,950		1,950	15.04.21
5	UBS Group Funding (Jersey) Limited - Jersey	144A: US90351DAG25 RegS: USG91703AL55	10.08.16	USD 500		502		502	01.02.22
6	UBS Group Funding (Jersey) Limited - Jersey	144A: US90351DAH08 RegS: USG91703AM39	10.08.16	USD 2,000		1,917		1,917	01.02.22
7	UBS Group Funding (Jersey) Limited - Jersey	CH0310451841	22.02.16	CHF 300		300		300	22.02.22
8	UBS Group Funding (Switzerland) AG	CH0359915425	20.03.17	EUR 1,750		1,864		1,864	20.09.22	20.09.21
9	UBS Group Funding (Jersey) Limited - Jersey	CH0302790123	16.11.15	EUR 1,250		1,354		1,354	16.11.22
10	UBS Group Funding (Switzerland) AG	144A: US90352JAA16 RegS: USH4209UAA46	23.03.17	USD 2,000		1,984		1,984	23.05.23	23.05.22
11	UBS Group Funding (Switzerland) AG	144A: US90352JAB98 RegS: USH4209UAB29	23.03.17	USD 1,000		985		985	23.05.23	23.05.22
12	UBS Group Funding (Jersey) Limited - Jersey	CH0314209351	04.03.16	EUR 750		794		794	04.03.24
13	UBS Group Funding (Jersey) Limited - Jersey	CH0341440334	30.11.16	EUR 1,250		1,326		1,326	30.11.24	30.11.23
14	UBS Group Funding (Jersey) Limited - Jersey	144A: US90351DAB38 RegS: USG91703AB73	24.09.15	USD 2,500		2,466		2,466	24.09.25
15	UBS Group Funding (Jersey) Limited - Jersey	CH0310451858	22.02.16	CHF 150		149		149	23.02.26
16	UBS Group Funding (Jersey) Limited - Jersey	144A: US90351DAF42 RegS: USG91703AK72	05.04.16	USD 2,000		1,896		1,896	15.04.26
17	UBS Group Funding (Jersey) Limited - Jersey	CH0336602930	01.09.16	EUR 1,250		1,275		1,275	01.09.26	01.06.26
18	UBS Group Funding (Switzerland) AG	144A: US90352JAC71 RegS: USH4209UAC02	23.03.17	USD 2,000		2,016		2,016	23.03.28	23.03.27
Total TLAC-eligible senior unsecured debt						23,531		23,531

1 Refer to "Capital instruments" under "Bondholder information" at www.ubs.com/investors for more information on the key features and the terms and conditions of the capital instruments included in the above table as of 31 March 2017. Instruments are listed according to their maturity or optional call date.    2 Relates to deferred contingent capital plan (DCCP) awards.    3 Outstanding low-trigger loss-absorbing additional tier 1 capital instruments will remain available to meet the going concern requirements under the transitional rules of the Swiss SRB framework until their first call date, even if the first call date is after 31 December 2019. From their first call date, they may be used to meet the gone concern requirements.    4 Non-Basel III-compliant tier 1 and tier 2 capital instruments qualify as gone concern instruments. Under the Swiss SRB rules, these instruments are no longer subject to phase-out. Instruments with a maturity date are eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility.    5 Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments will remain available to meet the going concern requirements under the transitional rules of the Swiss SRB framework until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s first quarter 2017 report and its Annual Report 2016 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather___ ____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather___ ____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  April 28, 2017